UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

STRYVE FOODS, INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

863685 103
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863685 103

1		NAME OF REPORTING PERSONS B. Luke Weil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 637,353*
	6	SHARED VOTING POWER 312,500**
	7	SOLE DISPOSITIVE POWER 637,353*
	8	SHARED DISPOSITIVE POWER 312,500**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 949,853
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%***
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*Includes 72,955 warrants to purchase shares of Class A common stock.

**Includes 75,000 shares of Class A common stock owned by Andina Equity LLC of which the reporting person is the managing member and 237,500 shares of Class A common stock owned by LWEH3 LLC which the reporting person controls.  The reporting person disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

*** Percent of class is calculated based on 11,130,689 shares of Class A Common Stock of the Issuer outstanding as of January 18, 2022.

CUSIP No. 863685 103

1		NAME OF REPORTING PERSONS Andina Equity LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 75,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 75,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00
* Percent of class is calculated based on 11,130,689 shares of Class A Common Stock of the Issuer outstanding as of January 18, 2022.

CUSIP No. 863685 103

1		NAME OF REPORTING PERSONS LWEH3 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 237,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 237,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 237,500
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00
* Percent of class is calculated based on 11,130,689 shares of Class A Common Stock of the Issuer outstanding as of January 18, 2022.

CUSIP No. 863685 103

Item 1(a).	Name of Issuer:

Stryve Foods, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5801 Tennyson Parkway, Suite 275, Plano, TX 75024.

Item 2(a).	Name of Person Filing:

B. Luke Weil, Andina Equity LLC and LWEH3 LLC.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address is c/o Stryve Foods, Inc. 5801 Tennyson Parkway, Suite 275, Plano, TX 75024.

Item 2(c).	Citizenship:

Mr. Weil is a United States citizen.

Andina Equity LLC is a Delaware limited liability company.

LWEH3 LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

863685 103

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

CUSIP No. 863685 103

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership:

(a)
Amount Beneficially Owned: 949,853 shares of Class A common stock.  The amount includes 72,955 warrants to purchase shares of Class A common stock.  In addition, includes 75,000 shares of Class A common stock owned by Andina Equity LLC of which the reporting person is the managing member and 237,500 shares of Class A common stock owned by LWEH3 LLC which the reporting person controls.  B. Luke Weil disclaims beneficial ownership of the securities held by Andina Equity LLC and LWEH3 LLC except to the extent of his pecuniary interest therein.

(b)	Percent of Class: 8.5% (Percent of class is calculated based on 11,130,689 shares of Class A Common Stock of the Issuer outstanding as of January 18, 2022).

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 637,353

(ii)	shared power to vote or to direct the vote: 312,500

(iii)	sole power to dispose or to direct the disposition of: 637,353

(iv)	shared power to dispose or to direct the disposition of: 312,500

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

CUSIP No. 863685 103

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Not Applicable

Exhibits:
Exhibit No.	Description
1	Joint Filing Agreement (previously filed)

CUSIP No. 863685 103

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 14, 2022

Andina Equity LLC

/s/ B. Luke Weil
By: B. Luke Weil
Its: Authorized Representative

LWEH3 LLC

/s/ B. Luke Weil
By: B. Luke Weil
Its: Authorized Representative

B. Luke Weil

/s/ B. Luke Weil
B. Luke Weil